Exhibit 99.1
eTelecare Global Solutions
Announces 2008 Third-Quarter Financial Results
— Reports Record Quarterly Revenue of $76.8 Million —
Scottsdale, Ariz. — November 13, 2008 - eTelecare Global Solutions (NASDAQ: ETEL, PSE: ETEL), a leading provider of complex business process outsourcing (BPO) solutions, reported record revenue of $76.8 million for the three months ended September 30, 2008, a 17% increase over third-quarter 2007 revenue of $65.4 million.
Net income for the third quarter was $1.6 million, or $0.05 per diluted share, compared to net income of $4.8 million, or $0.15 per diluted share, in the comparable period a year ago. Third-quarter net income included a $1.3 million one-time expense for professional fees associated with the negotiation and execution of a definitive acquisition agreement with EGS Acquisition Co LLC, a Delaware limited liability company jointly owned by affiliates of Ayala Corporation and Providence Equity Partners Inc., that was announced on September 19, 2008, as well as a $300,000 one-time expense attributable to startup costs and transaction fees associated with eTelecare Nicaragua, a joint venture between eTelecare and Almori BPO Services, Inc.
About eTelecare Global Solutions
Founded in 1999, eTelecare Global Solutions is a leading provider of business process outsourcing (BPO) focusing on the complex, voice and non-voice based segment of customer-care services. It provides a range of services, including technical support, customer service, sales, customer retention, chat and email from both onshore and offshore locations. Services are provided from delivery centers in the Philippines, North America, and Latin America. Additional information is available at www.etelecare.com.

Contact:
Anh Huynh	Philip Bourdillon/Gene Heller
Director of Investor Relations	Silverman Heller Associates
888-362-1073	310-208-2550